Exhibit 99.1

Genius Group Announces $22 Million ‘Genius Nation’ Contract with Kazakhstan Government

SINGAPORE, 15 July, 2024 - Genius Group Limited Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI powered education and acceleration group, today announced that it has secured and completed Phase 1 of a $22 million ‘Genius Nation’ contract with the Government of the Republic of Kazakhstan, enabling the development of a Sovereign AI in the country.

The three year contract – secured by Genius Group subsidiary Prime Source with the Ministry of Digital Development of the Republic of Kazakhstan – is to centralize the nationwide supply and maintenance of databases for Kazakhstan’s state bodies, enabling sovereign AI development.

Eugene Sherbinin, CEO of Prime Source – a Genius Group Company, said: “This contract with the Ministry of Digital Development was won by Genius as part of a nationwide competition, following up on several other recent wins as we continue to fortify our reputation as a leader in delivering AI solutions nationwide. We have successfully completed the first phase of delivery and are now entering the second phase of fulfillment. We are excited to be a part of Kazakhstan’s vision of becoming a leading AI nation.”

Roger Hamilton, CEO of Genius Group, said: “Following the launch of our Genius City AI education and acceleration model in Abu Dhabi last month, Genius Group Director Salim Ismail presented at YPO’s New Vision Summit in Kazakhstan. He emphasized the need for companies and countries to be AI Ready for the exponential economies of tomorrow and discussed with government officials, together with Eugene and the Prime Source team, the plans for Kazakhstan to grow as a preeminent AI nation.”

“Having recently launched our Genius City model for citywide AI training and tools, we have received interest from governments to extend this concept to a Genius Nation model. This contract that Eugene and his team have secured – and are now delivering on with the Ministry of Digital Development – is a representative example of the partnership between governance and Genius Group that we see as a key component of our future growth plan.”

About Genius Group

Genius Group (NYSE: GNS) is a leading provider of AI-powered, digital-first education solutions, disrupting the highly standardized system of traditional education with a personalized, flexible and life-long learning curriculum for the modern student. Genius Group services 5.4 million users in over 100 countries, providing personalized curriculums for individuals, enterprises and governments. The comprehensive, AI-powered platform offers programs for K-12 education, accredited university courses and skills-based courses for entrepreneurs. To learn more, please visit www.geniusgroup.net.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including (without limitation) statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: the Company’s goals and strategies; the Company’s future business development; changes in demand for online learning; changes in technology; fluctuations in economic conditions; the growth of the online learning industry the United States and the other markets the Company serves or plans to serve; reputation and brand; the impact of competition and pricing; government regulations; and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (the “SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations

MZ Group - MZ North America

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